November 15, 2005


      Mail Stop 4561

G. David Gordon
G. David Gordon & Associates, P.C.
One Memorial Place
7633 East 63rd Place, Suite 210
Tulsa, OK  74133

      Re:	Idea Sports Entertainment Group, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Forms 10-QSB for the quarters ended March 31 and June
30,
2005
      File No. 0-23100

Dear Mr. Gordon:

      We have reviewed your response letter dated July 21, 2005 and have the following additional comments. As previously stated, these comments may require amendment to the referenced filings previously filed with the Commission.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please file your letter dated July 21, 2005 and any subsequent correspondence via EDGAR.








Form 10-KSB for the year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 2.  Acquisitions, page 27

2. We note your response to comment 2, but there appears to be a significant disparity in the value assigned to the warrants issued in three acquisitions that occurred within a two month period in
2004.
On September 9 you purchased IMGI, valued at $1,200, with
15,000,000
warrants ($0.00008/warrant). On October 15 you purchased the rights to two television programs, valued at $65,458, with 1,750,000 warrants ($0.03742/warrant). On October 27 you purchased Gaming with
750,000 warrants upon which you placed no value. We note that the recorded value of the television programs is based upon the estimated value of the warrants exchanged. Please advise us how this could be a reasonable estimate considering that within a very short time frame you entered into two other transactions in which your warrants were valued at a significantly lesser amount.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and




* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kristi Beshears at (202) 551-3429 or me at
(202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Branch Chief


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Idea Sports Entertainment Group, Inc.
November 15, 2005
Page 1